Kraig Biocraft Laboratories, Inc.

2723 South State St. Suite 150

Ann Arbor, Michigan 48104

December 19, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Kraig Biocraft Laboratories, Inc.
Withdrawal of Pre-Effective Amendment No. 16 to Registration Statement on Form S-1 (File No. 333-238883)

Dear Mr. Campbell:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Kraig Biocraft Laboratories, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Pre-Effective Number 16 to its Registration Statement on Form S-1 (File No. 333-238883), as amended, together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on June 2, 2020. The Company is seeking withdrawal of the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding this letter, please do not hesitate to call the Company’s counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (917) 512-0827.

Very truly yours,

/s/ Kim Thompson
Kim Thompson,
Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC